DATED DECEMBER 9, 2010
FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-150218
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES F, FLOATING RATE NOTES DUE 2012

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SUBJECT	FINAL PRICING DETAILS

Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series F, Floating Rate Notes Due 2012
Ratings:	A (Stable Outlook) by Standard & Poor’s, a division of The McGraw-Hill Companies
A2 (Stable Outlook) by Moody’s Investors Service, Inc.
A (Stable Outlook) by Fitch Ratings Ltd.
Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security
Format:	SEC Registered-Registration Statement Number 333-150218
Trade Date:	December 9, 2010
Settlement Date (Original Issue date):	December 10, 2010, which is the first business day following the Trade Date.
Maturity Date:	November 28, 2012
Principal Amount:	$150,000,000, to be added to the original $250,000,000 of the tranche of Notes settling on the Settlement Date
Price to Public (Issue Price):	100.00%
All-in-price:	99.90%
Interest Rate Basis (Benchmark):	3 Month USD LIBOR
Index Currency:	U.S. Dollars
Spread (Plus or Minus):	+ 18 basis points (0.18%)
Net Proceeds to Issuer:	$149,850,000
Index Maturity:	Three Months
Interest Rate Calculation:	USD LIBOR determined on Interest Determination Date plus the Spread
Specified Currency:	U.S. Dollars
Initial Interest Rate:	To be determined two (2) London Business Days prior to the Original Issue Date
Interest Reset Periods and Dates:	Quarterly on the 28th of February, May, August and November of each year prior to the Maturity Date
Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date
Interest Payment Dates:	Interest will be paid quarterly on the 28th of February, May, August and November of each year, commencing February 28, 2011 and ending on the Maturity Date
Day Count Convention:	Actual/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Managers & Bookrunners:	Citigroup Global Markets Inc. (33.33%)
RBC Capital Markets, LLC (66.67%)
Billing and Delivery Agents:	Citigroup Global Markets Inc. (33.33%)
RBC Capital Markets, LLC (66.67%)
CUSIP:	14912L4P3

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 877-858-5401 or RBC Capital Markets, LLC at 1-866-375-6829.